(Exemption No: 82-5117)

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")

Listed Companies' Announcements - By Company

The information listed here is sent to the SGX electronically by the listed companies. They are current but in no way representative of all company announcements. Results based announcements are kept for maximum of 1 year and the rest of the announcements are up till 3 months.

Release Date Announcement Details

▼SINGAPORE AIRPORT TERMINAL SERVICES

Release Date	Announcement Details
Jan 24 2003	Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual
Jan 14 2003	SATS Operating Data for December 2002
Dec 20 2002	ADDENDUM - OPERATING STATISTICS FOR NOVEMBER 2002
Dec 20 2002	OPERATING STATISTICS FOR NOVEMBER 2002
Nov 08 2002	Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual

Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual

The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.

MTN-Dec 02.pdf

Submitted by Annabelle Yip, Company Secretary on 24/01/2003 to the SGX

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SATS

To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED")

We, Cheong Choong Kong and Michael Tan Jiak Ngee, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 31 December 2002:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ablity to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear themeanings as set out in the Trust Deed.

Dated : 13 January 2003

Cheong Choong Kong
Chairman

Michael Tan Jiak Ngee
Deputy Chairman

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Listed Companies' Announcement

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS Operating Data for December 2002

This is the SATS operating data for December 2002:

	December 2002	December 2001	% change
Unit Services Handled ('000)	6.85	6.57	4.1
Flights Handled ('000)	6.54	6.35	3.0
Cargo/Mail Processed ('000 tonnes)	121.69	113.71	7.0
Passengers Handled ('M)	2.31	2.08	10.8
Unit Meals Produced ('M)	1.59	1.48	7.6
Gross Meals Produced ('M)	2.00	1.85	8.4

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Submitted by Annabelle Yip, Company Secretary on 14/01/2003 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

ADDENDUM - OPERATING STATISTICS FOR NOVEMBER 2002

Attached is the Operating Statistics for November 2002:

	November 2002	November 2001	% change
Unit Services Handled ('000)	6.51	6.33	2.7
Flights Handled ('000)	6.19	6.13	1.1
Cargo/Mail Processed ('000 tonnes)	127.08	115.80	9.7
Passengers Handled ('M)	1.99	1.78	12.0
Unit Meals Produced ('M)	1.44	1.31	9.7
Gross Meals Produced ('M)	1.79	1.62	10.6

* unit svcs & flights handled - relate to Apron handling

** unit svcs represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

This replaces the earlier announcement "OPERATING STATISTICS FOR NOVEMBER 2002".

Submitted by Annabelle Yip, Company Secretary on 20/12/2002 to the SGX

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Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual

The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.

MTN.pdf

Submitted by Annabelle Yip, Company Secretary on 08/11/2002 to the SGX

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SATS

To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED")

We, Cheong Choong Kong and Michael Tan Jiak Ngee, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 30 September 2002:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear themeanings as set out in the Trust Deed.

Dated : 31 October 2002

Cheong Choong Kong
Chairman

Michael Tan Jiak Ngee
Deputy Chairman